UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
UnitedHealth Group 401(k) Savings Plan
Minnetonka, Minnesota
We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2016, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 21, 2017

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015 (in thousands)

	2016	2015
ASSETS:
Participant-directed investments:
Investments - at fair value	$8,132,354	$6,738,555
Investments - at contract value	548,826	492,010

Receivables:
Notes receivable from participants	258,648	228,272
Employer contributions	799	4,084

NET ASSETS AVAILABLE FOR BENEFITS	$8,940,627	$7,462,921

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016 (in thousands)

ADDITIONS:
Contributions:
Employee	$678,323
Employer	316,173
Rollover	145,304

Total contributions	1,139,800

Net appreciation in fair value of investments	678,143
Interest and dividends	49,193
Interest income on notes receivable from participants	10,333

Total additions	1,877,469

DEDUCTIONS:
Benefits paid to participants	(499,805)
Administrative expenses	(6,105)

Total deductions	(505,910)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	1,371,559

NET TRANSFERS INTO THE PLAN (Note 9)	106,147

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,477,706

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,462,921

End of year	$8,940,627

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF PLAN

The following description of the UnitedHealth Group 401(k) Savings Plan (“the Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete description of the Plan’s information.
General
The Plan was first established on July 1, 1985, as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. UnitedHealth Group Incorporated (“the Company”) is the Plan’s sponsor and administrator. Fidelity Management Trust Company (“Fidelity”) performs recordkeeping and trustee functions relating to the Plan. The Administrative Committee is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
Eligibility
In general, eligible employees may make salary deferral contributions to the Plan upon employment with a participating employer of the Company and are automatically enrolled in the Plan as soon as administratively feasible after their hire date. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement (unless such collective bargaining agreement provides for the inclusion of those employees in the Plan), persons who the Company classifies as leased employees, and certain other classifications of employees are not eligible to participate in the Plan.
Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company, and (iv) participant rollover contributions from another plan.
Participants may elect to contribute a percentage up to 50% of their eligible compensation to the Plan each year, up to the maximum dollar amount permissible under the Internal Revenue Code (“the Code”). Salary deferral contributions include pre-tax deferrals and Roth deferrals.
Eligible employees are automatically enrolled at an employee pre-tax deferral rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different deferral rate. The Plan provides for automatic annual deferral rate increases until the participant’s pre-tax and/or Roth deferral rate reaches 6%. Participants are notified of the automatic rate increases in advance and have the opportunity to decline the automatic increases.
Participants who have attained age 50 before the end of the plan year may make additional catch-up contributions, subject to limitations imposed by the Code. A participant’s salary deferral and catch-up contributions cannot exceed 80% of the participant’s eligible pay.

The Company makes a safe harbor matching contribution equal to 100% of contributions up to 3% of eligible compensation, plus 50% of the next 3% of eligible compensation for a maximum contribution of 4.5% per payroll period as defined in the Plan document.
Additional discretionary contributions may also be made by the Company. A discretionary contribution in the amount of $4,083,970 was made during the plan year ended December 31, 2016.
Rollover contributions are assets formerly held in a qualified employee benefit plan of a prior employer, which a participant elects to be transferred into the Plan.
Participant Accounts
Each participant’s account is credited with the salary deferral contributions, rollover contributions, an allocation of the Company’s contributions, and plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Classification
All investments are participant directed. Participants have the right to individually select the percentage of their accounts to be invested among different classifications of investments made available to them through a registered investment company or through the self-directed brokerage account option and may transfer between investments daily.
Vesting
Participants are immediately vested in their salary deferral contributions, rollover contributions, and earnings thereon. Company safe harbor contributions and discretionary contributions, if any, and earnings thereon vest in accordance with the provisions of the plan as follows:

Years of Service	Vesting
Less than 2 years	0%
2 or more	100%

Notwithstanding the vesting schedule above, Company contributions, if any, will become fully vested (100%) upon the occurrence of any of the following events while the participant is employed by the Company: the participant’s death, disability, attainment of normal retirement age (age 65), a partial or complete termination of or complete discontinuance of contributions to the Plan, or an acceleration date, as defined in the Plan document.

Dividend Payout
The Plan includes a Dividend Payout Feature for the UnitedHealth Group Stock Fund (the “Stock Fund”). This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $4,223,934 for the year ended December 31, 2016. The amount participants elected to be distributed in cash was insignificant.

Forfeited Accounts
Nonvested account balances of terminated employees are forfeited. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $9,342 and $427,395 respectively. During the year ended December 31, 2016, employer contributions were reduced by $4,278,294 from forfeiture accounts. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses.
Payment of Benefits
Benefits may be paid to the participant or beneficiary upon death, disability, or termination of employment, as defined in the Plan document. The total vested portion of a participant's account balance is distributed in the form of a lump‑sum payment. However, if a participant’s account balance is valued at less than $1,000, it is distributed in cash as a direct distribution to the participant. Participants taking a distribution have the option to rollover into an Individual Retirement Account or into another employer-sponsored plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan document.
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to reduction for certain loan balances in the prior 12 months) or 50% of their vested account balance. These loans are secured by the balance in the participant's account. The loan bears interest at the prime rate of interest, plus 1% and is payable over a period not to exceed 59 months. A loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, or if the loan originated between April 1, 2001 and August 31, 2010 over a period not to exceed 10 years, and if the loan originated on or after September 1, 2010, be repaid over a period not to exceed 118 months. Principal and interest are paid ratably through payroll deductions. Participants may have up to two outstanding loans at one time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the plan.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance companies. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan’s document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company as provided in the Plan document. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net appreciation in fair value of investments.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There are no amounts owed to the participants who had elected to withdraw from the Plan, but had not been paid as of December 31, 2016 or 2015.

3.	FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 ‑	Unadjusted quoted prices for identical assets in active markets that the Plan can access.

Level 2 ‑	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 ‑	Unobservable inputs for the asset.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Cash and cash equivalents: The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Debt securities: Fair value of debt securities are based on quoted market prices, where available. A price is obtained for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, and, if necessary, makes adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds, and nonbinding broker quotes.
Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U. S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-Directed Brokerage Accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, exchange-traded funds, and mutual funds, which are primarily valued using the methodologies described above for the Plan’s investments in cash and cash equivalents, common stock, debt, and mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Fair Value Measurements at December 31, 2016
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$24,758	$—	$24,758
Debt securities:
U.S. government and agencies	63,428	101,075	164,503
Corporate and other	—	189,909	189,909
Mutual funds	2,312,122	—	2,312,122
Self-directed brokerage accounts	144,710	802	145,512
Common stock	917,312	—	917,312

Total assets in the fair value hierarchy	$3,462,330	$291,786	3,754,116

Instruments measured at NAV(1)			4,378,238

Total investments at fair value			$8,132,354

	Fair Value Measurements at December 31, 2015
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$42,802	$—	$42,802
Debt securities:
U.S. government and agencies	18,060	114,344	132,404
Corporate and other	—	186,414	186,414
Mutual funds	1,994,691	—	1,994,691
Self-directed brokerage accounts	116,883	415	117,298
Common stock	816,994	—	816,994

Total assets in the fair value hierarchy	$2,989,430	$301,173	3,290,603

Instruments measured at NAV(1)			3,447,952

Total investments at fair value			$6,738,555

(1)
Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2016, there were no transfers in or out of Levels 1 or 2.

Fair Value of Investments in Entities that Use NAV
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016 and 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only for the Plan.

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period
	(in thousands)	(in thousands)
December 31, 2016

Common/collective trust	$4,378,238	$—	Immediate	Various	Various

December 31, 2015

Common/collective trust	$3,447,952	$—	Immediate	Various	Various

(1)	The fair value of investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2016 or 2015.

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan provides a stable value investment fund to participants that is comprised of a separate account guaranteed investment contract and four security-backed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

(in thousands)	2016	2015

Security-backed investment contracts	$415,840	$367,727
Separate account guaranteed investment contract	132,986	124,283

Total	$548,826	$492,010
Security-backed investment contracts and separate account guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of fixed income funds and pooled separate accounts. The portfolio is either owned directly by the Plan (security-backed investment contract) or owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts and separate account guaranteed investment contracts have the risk of default or lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

Security-backed investment contracts and separate account guaranteed investment contracts generally are automatically renewing contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time, at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined by ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contract’s coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes in control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Withdrawals associated with these events, which are not in the ordinary course of the Plan operations, are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. These events may be different under each contract. Examples of such events include the following:

•	Material amendments to the Plan’s structure of administration;

•	Failure of the Plan to qualify under Section 401(a) of the Code or the failure of the Plan to be tax-exempt under Section 501(a) of the Code;

•	Premature termination of the contracts;

•	Complete or partial termination of the Plan, including a merger within another plan;

•
Redemption of all or a portion of the interests in the Plan at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, or the Company’s establishment of another tax qualified defined contribution plan;

•	Changes to the Plan’s prohibition on competing investment options; and

•	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

5.	PLAN AMENDMENT OR TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the Code. The Company is aware of certain operational issues impacting the Plan. The Company will take all corrective action necessary and believes the Plan will maintain its qualified status.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Fidelity Institutional Asset Management Trust Company (“FIAM”) and Galliard Capital Management (“Galliard”) provide investment management services. FIAM is affiliated with Fidelity. Galliard is affiliated with Wells Fargo Bank N.A., a plan custodian. These transactions are exempt party-in-interest transactions. For the year ended December 31, 2016, the Plan paid $2,468,780 and $634,171 in fees related to investment management services provided by FIAM and Galliard, respectively, which were included as a reduction of the return earned on each fund.

The investment of the Plan in the Company’s common stock is considered an exempt party-in-interest transaction. At December 31, 2016, the Plan held 1,775,831 shares of common stock of the Company with a cost basis of $58,639,502. At December 31, 2015, the Plan held 1,886,448 shares of common stock of the Company with a cost basis of $61,832,626.

8.	RISKS AND UNCERTAINTIES
The Plan provides for investment in a variety of investment securities. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
As of December 31, 2016 and 2015, the Plan had investments of $983,313,985 and $818,287,447, respectively, concentrated in one mutual fund investment that accounted for more than 10% of Plan assets.

9.	PLAN TRANSFERS
During 2016, the Optum Clinical Services, Inc. 401(k) Savings Plan, Connextions, Inc. 401(k) & Profit Sharing Plan, and Monarch Healthcare Retirement Savings Savings Plan merged into the Plan.

10.	RECONCILIATION TO THE FORM 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, is as follows:

(in thousands)	2016	2015
Net assets available for benefits per the financial statements	$8,940,627	$7,462,921
Deemed distributions of participant loans	(414)	(350)
Fair market value adjustment of investment contracts	908	(553)

Net assets available for benefits per the Form 5500	$8,941,121	$7,462,018
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2016 is as follows:

(in thousands)
Increase in net assets per the financial statements	$1,477,706
Deemed distributions activity	(64)
Fair market value adjustment of investment contracts	1,461

Net income per the Form 5500	$1,479,103
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Current Value
COMMON/COLLECTIVE TRUST FUNDS:	(in thousands)
WELLS FARGO DJ TARGET 2035 N*	$657,012
WELLS FARGO DJ TARGET 2030 N*	619,477
WELLS FARGO DJ TARGET 2025 N*	559,537
WELLS FARGO DJ TARGET 2040 N*	552,608
WELLINGTON MID-CAP OPPORTUNITIES FUND	530,545
WELLS FARGO DJ TARGET 2045 N*	418,720
WELLS FARGO DJ TARGET 2020 N*	372,779
WELLS FARGO DJ TARGET 2050 N*	246,762
WELLS FARGO FIXED INCOME FUND F	186,852
WELLS FARGO DJ TARGET 2015 N*	132,992
WELLS FARGO FIXED INCOME FUND L	99,783
STATE STREET U.S. BOND INDEX NON-LENDING SERIES FUND	75,742
WELLS FARGO DJ TARGET 2055 N*	71,003
WELLS FARGO FIXED INCOME FUND N	70,236
WELLS FARGO FIXED INCOME FUND Q	58,456
WELLS FARGO SHORT TERM INVESTMENT FUND	36,965
WELLS FARGO DJ TARGET 2010 N*	33,534
STATE STREET GLOBAL EQUITY EX-US INDEX FUND	28,909
NORTHERN TRUST TREASURY INFLATION	22,641
WELLS FARGO DJ TARGET TODAY N*	13,770
WELLS FARGO DJ TARGET 2060 N*	6,663
TOTAL COMMON/COLLECTIVE TRUST FUNDS	$4,794,986

MUTUAL FUNDS:
VANGUARD INSTITUTIONAL INDEX FUND	983,314
VANGUARD MID-CAP INDEX FUND PLUS	454,175
VANGUARD SMALL-CAP INDEX FUND PLUS	405,911
AMERICAN EUROPACIFIC GROWTH FUND	390,319
ABERDEEN EMERGING MARKETS INSTL FUND	45,824
PIMCO ALL ASSET FUND INSTL CLASS	32,579
TOTAL MUTUAL FUNDS	$2,312,122

SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACTS
METROPOLITAN LIFE INSURANCE COMPANY	132,986
TOTAL TRADITIONAL INVESTMENT CONTRACTS	$132,986
(Continued)

Current Value
COMMON STOCK:	(in thousands)
UNITEDHEALTH GROUP*	$278,461
ENVISION HEALTHCARE CORP	11,748
ALPHABET INC CL C	11,654
MICROSOFT CORP	10,635
APPLE INC	8,313
MULTI COLOR CO.	7,986
BROADCOM LTD	7,375
WELLS FARGO & CO	7,245
GENERAL ELECTRIC CO	7,206
TIVO CORP	7,169
BANK OF AMERICA CORPORATI	6,655
AMAZON.COM INC	6,223
FACEBOOK INC A	6,220
CITIGROUP INC	5,942
UNITEDHEALTH GROUP INC	5,743
PFIZER INC	5,414
EBIX INC	5,385
PEPSICO INC	5,327
HONEYWELL INTL INC	5,317
SYNCHRONOSS TECH INC	5,283
SERVICEMASTER GLOBAL HLDG	5,191
MEDNAX INC	5,133
SERVICE CORP INTL INC	5,043
VISA INC CL A	4,988
GENPACT LTD	4,892
BANKUNITED INC	4,862
EOG RESOURCES INC	4,817
LOWES COS INC	4,659
REINSURANCE GROUP OF AMER	4,624
AT&T INC	4,496
PIONEER NATURAL RESOURCES	4,495
WNS HLDGS LTD SP ADR	4,463
J2 GLOBAL INC	4,275
ADOBE SYSTEMS INC	4,235
NASDAQ INC	4,184
TECH DATA CORP	4,166
DIAMONDBACK ENERGY INC	4,114
ALLERGAN PLC	4,099
DBV TECHNOLOGIES SA	4,076
COMMSCOPE HOLDING CO INC	4,062
VIRTUSA CORP	4,038
DELUXE CORP	4,010
DUN & BRADSTREET DEL NEW	3,993
TJX COMPANIES INC NEW	3,963
MORGAN STANLEY	3,944
TCF FINANCIAL CORPORATION	3,932
COMCAST CORP CL A	3,924
TEXAS INSTRUMENTS INC	3,845
CHARTER COMM INC A	3,786
LILLY (ELI) & CO	3,760
(Continued)

Current Value
COMMON STOCK	(in thousands)
ICF INTERNATIONAL INC	$3,709
CELGENE CORP	3,661
STAMPS.COM INC	3,634
UNION PACIFIC CORP	3,485
MONDELEZ INTL INC	3,484
DISCOVER FIN SVCS	3,446
BANK OF THE OZARKS INC	3,434
DUPONT (EI) DE NEMOURS &	3,431
EVERTEC INC	3,422
SCHLUMBERGER LTD	3,387
CDW CORPORATION	3,374
BOSTON SCIENTIFIC CORP	3,334
FNB CORP PA	3,273
BRISTOL-MYERS SQUIBB CO	3,214
RADIUS HEALTH INC	3,186
EQT CORPORATION	3,184
CITIGROUP CAP XIII 7.875	3,137
COMPASS MINERALS INTL INC	3,111
NEXTERA ENERGY	3,107
STARBUCKS CORP	3,101
METLIFE INC	3,061
COCA COLA BOTTLING CO CON	3,055
HOME DEPOT INC	3,034
ACCENTURE PLC CL A	3,030
ANALOG DEVICES INC	3,029
SCHWAB CHARLES CORP	3,029
EASTMAN CHEMICAL CO	3,009
EXLSERVICE HOLDINGS INC	3,009
COSTCO WHOLESALE CORP	2,930
MAXIMUS INC	2,881
EAST WEST BANCORP INC	2,863
STANLEY BLACK & DECKER	2,838
BANK OF NEW YORK MELLON	2,803
BIOGEN INC	2,766
CHUBB LTD	2,761
DISNEY (WALT) CO	2,748
REYNOLDS AMERICAN INC	2,729
GRAND CANYON EDUCATION	2,695
MOLSON COORS BREWING CO B	2,684
CSRA INC	2,640
UNITED CONTINENTAL HLDGS	2,636
FIDELITY NATL INFORM SVCS	2,607
GREAT WESTERN BANCORP INC	2,575
HELEN OF TROY LTD	2,525
EATON CORP PLC	2,468
AVALONBAY COMMUNITIES REI	2,458
WALGREENS BOOTS ALLIANCE	2,433
INTERCONTINENTAL EXCHANGE	2,431
WESTERN ALLIANCE BANCORP	2,429
MASCO CORPORATION	2,399
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
CANADIAN PAC RAILWAY (W/I	$2,371
KEYCORP	2,355
US FOODS HOLDING CORP	2,308
NEUROCRINE BIOSCIENCES	2,293
TE CONNECTIVITY LTD	2,224
ABBOTT LABORATORIES	2,199
CONCHO RESOURCES INC	2,175
E TRADE FINANCIAL CORP	2,139
EAGLE MATERIALS INC	2,125
HANGER INC	2,116
TWENTY FIRST CENTURY FOX	2,116
ALDER BIOPHARMACEUTICALS	2,105
VERTEX PHARMACEUTICALS	2,083
GENERAL DYNAMICS CORPORAT	2,077
ANADARKO PETROLEUM CORP	2,060
PROCTER & GAMBLE CO	2,060
CALLIDUS SOFTWARE INC	2,056
EXTRACTION OIL & GAS	2,054
CARRIAGE SERVICES INC	2,050
CATALENT INC	2,046
AETNA INC	2,043
KROGER CO	2,030
FIRSTCASH INC	2,028
ROYAL CARIBBEAN CRUISES	1,990
TAKE-TWO INTERACTV SOFTWR	1,981
EDISON INTL	1,978
ESSENT GROUP LTD	1,965
BANK OF NT BUTTERFIELD SO	1,959
DISH NETWORK CORP A	1,959
HARTFORD FINL SVCS GROUP	1,945
HUMANA INC	1,863
ALLEGION PLC	1,860
CALLON PETROLEUM CO	1,839
BLUE HILLS BANCORP INC	1,813
ON SEMICONDUCTOR CORP	1,812
CORNERSTONE ONDEMAND INC	1,802
GRAPHIC PACKAGING HLDGS C	1,796
UNITED NATURAL FOODS INC	1,780
GENERAL MOTORS CO	1,778
O'REILLY AUTOMOTIVE INC	1,768
MERCK & CO INC NEW	1,762
INVESTORS BANCORP INC NEW	1,756
CONSTELLATION BRANDS CL A	1,746
HP INC	1,722
OM ASSET MANAGEMENT PLC	1,701
DELPHI AUTOMOTIVE PLC	1,700
PATTERSON COMPANIES INC	1,686
OASIS PETROLEUM INC	1,679
PACCAR INC	1,674
KIMCO REALTY CORPORATION	1,654
(Continued)

Current Value
COMMON STOCK	(in thousands)
CENTENNIAL RESOURCE DEV A	$1,627
FIRST CITIZEN BANCSHARES	1,620
STIFEL FINANCIAL CORP	1,598
PG&E CORP	1,566
XCEL ENERGY INC	1,558
SVB FINL GROUP	1,519
CIENA CORP	1,504
ARAMARK	1,493
LOXO ONCOLOGY INC	1,479
DELTA AIR INC	1,445
KRAFT HEINZ CO	1,423
OLIN CORP	1,419
CROWN HOLDINGS INC	1,407
AMEREN CORP	1,398
COGENT COMM HOLD INC	1,393
CINEMARK HOLDINGS INC	1,384
AMERICAN WOODMARK	1,372
TESARO INC	1,372
WOLVERINE WORLD WIDE INC	1,354
BOSTON PRIVATE FINL HLDG	1,350
TRANSCANADA CORP	1,349
HSN INC	1,314
ARTHUR J GALLAGHAR AND CO	1,309
KAR AUCTION SERVICES INC	1,304
BANNER CORP	1,272
NORTHROP GRUMMAN CORP	1,261
SNYDERS LANCE INC	1,258
PERFORMANCE FOOD GROUP CO	1,219
ADVANCED DISPOSAL SVCS	1,218
PACKAGING CORP OF AMERICA	1,213
NMI HOLDINGS INC	1,210
FERRO CORP	1,204
NORTHSTAR REALTY FINANCE	1,200
WORKDAY INC CL A	1,181
MOOG INC CL A	1,171
PDC ENERGY INC	1,169
TOPBUILD CORP	1,168
JACK IN THE BOX INC	1,161
SNAP-ON INCORPORATED	1,151
DIEBOLD NIXDORF INC	1,142
RSP PERMIAN INC	1,138
MOSAIC CO NEW	1,117
CMS ENERGY CORP	1,107
ARIAD PHARMACEUTICALS INC	1,102
HACKETT GROUP INC	1,102
CHENIERE ENERGY INC	1,098
AMICUS THERAPEUTICS INC	1,084
PHILIP MORRIS INTL INC	1,040
MOTORCAR PARTS OF AMERICA	1,030
NVIDIA CORP	1,020
(Continued)

Current Value
COMMON STOCK	(in thousands)
PERFICIENT INC	$1,016
WESTROCK CO	1,011
UMPQUA HOLDINGS CORP	1,008
KIMBERLY CLARK CORP	1,007
AGILENT TECHNOLOGIES INC	993
CAVIUM INC	984
CAMDEN NATIONAL CORP	973
SWIFT TRANSPORTATION CL A	943
HELIX ENERGY SOL GRP INC	942
LIONS GATE ENT CORP B	940
AVEXIS INC	936
ILLUMINA INC	932
NXP SEMICONDUCTORS NV	931
BIOMARIN PHARMACEUTICAL	922
FIRST FOUNDATION INC	921
TREEHOUSE FOODS INC	917
LANDSTAR SYSTEM INC	913
PULTEGROUP INC	901
TOLL BROTHERS INC	860
ALLEGIANT TRAVEL CO	849
PARK CITY GROUP INC	849
EVEREST REINSURANCE GROUP	845
OUTFRONT MEDIA INC	833
UNIVEST CORP PA	831
ARMSTRONG WORLD INDU INC	811
TIME WARNER INC	796
CORESITE REALTY CORP	779
AIR METHODS CORP	772
COHERENT INC	769
KEARNY FINANCIAL CORP	760
HANMI FIN CORPORATION	751
TEAM INC	751
SABRA HEALTHCARE REIT INC	750
FIRST BANCORP NC	747
EPAM SYSTEMS INC	728
CHURCHILL DOWNS INC	722
GILEAD SCIENCES INC	717
INNOSPEC INC	712
DEL FRISCOS RESTAURANT GP	711
BUILDERS FIRSTSOURCE	709
ALMOST FAMILY INC	707
GILDAN ACTIVEWEAR (US)	693
DR HORTON INC	692
ENTEGRA FINANCIAL CORP	687
LAM RESEARCH CORP	671
MIDLAND STATES BANCORP	669
CARDTRONICS PLC	660
ITT INC	652
MATTHEWS INTL CORP CL A	634
SIERRA BANCORP	613
(Continued)

Current Value
COMMON STOCK	(in thousands)
PERFICIENT INC	$609
WESTROCK CO	589
UMPQUA HOLDINGS CORP	586
KIMBERLY CLARK CORP	570
AGILENT TECHNOLOGIES INC	559
CAVIUM INC	551
CAMDEN NATIONAL CORP	549
SWIFT TRANSPORTATION CL A	548
HELIX ENERGY SOL GRP INC	546
LIONS GATE ENT CORP B	520
AVEXIS INC	463
ILLUMINA INC	443
NXP SEMICONDUCTORS NV	440
BIOMARIN PHARMACEUTICAL	429
FIRST FOUNDATION INC	425
TREEHOUSE FOODS INC	423
LANDSTAR SYSTEM INC	404
PULTEGROUP INC	401
TOLL BROTHERS INC	398
ALLEGIANT TRAVEL CO	394
PARK CITY GROUP INC	391
EVEREST REINSURANCE GROUP	376
OUTFRONT MEDIA INC	373
UNIVEST CORP PA	372
ARMSTRONG WORLD INDU INC	365
TIME WARNER INC	361
CORESITE REALTY CORP	349
AIR METHODS CORP	349
COHERENT INC	346
KEARNY FINANCIAL CORP	343
HANMI FIN CORPORATION	333
TEAM INC	316
SABRA HEALTHCARE REIT INC	305
FIRST BANCORP NC	304
EPAM SYSTEMS INC	303
CHURCHILL DOWNS INC	302
GILEAD SCIENCES INC	279
INNOSPEC INC	244
DEL FRISCOS RESTAURANT GP	226
BUILDERS FIRSTSOURCE	215
ALMOST FAMILY INC	214
GILDAN ACTIVEWEAR (US)	207
DR HORTON INC	190
ENTEGRA FINANCIAL CORP	186
LAM RESEARCH CORP	180
MIDLAND STATES BANCORP	175
CARDTRONICS PLC	174
ITT INC	157
MATTHEWS INTL CORP CL A	150
SIERRA BANCORP	131
(Continued)

Current Value
COMMON STOCK	(in thousands)
DEL TACO RESTAURANTS INC	$128
SKECHERS USA INC CL A	107
HOMETRUST BANCSHARES INC	106
SUNOPTA INC	102
PB BANCORP INC	52
CODEXIS INC	47
NCI INC CL A	46
LIBERTY TAX INC CL A	15
RIGEL PHARMACEUTICALS INC	10
BIOSCRIP INC	3
TOTAL COMMON STOCK	$917,312

DEBT SECURITIES
USTN 1.75% 11/30/21	11,552
UST NOTE 0.75% 08/31/18	10,930
UST NOTES 1.0% 08/15/18	9,421
USTN .625% 9/30/17	7,989
USTN .625% 5/31/17	7,001
CA ST 7.55% 4/1/39	6,732
USTN .875% 2/28/17	6,504
USTN .75% 09/30/18	6,157
FHR 2013-4283 EW VAR 12/4	5,764
FNMA 30YR 4.5 06/4 AL8840	4,177
RIO OIL FN STEP 7/24 144A	3,951
VERIZON COM 4.27% 1/15/36	3,949
FNMA 30YR 4.5 02/4 AL9368	3,839
FNR 2013-10 FA VAR 02/43	3,740
AOL TIME WARNER 7.7 5/01/	3,655
IMPERIAL TOB 4.257/2 14L	3,608
USTN 0.875% 05/15/17	3,514
BAC CAP TR XI 6.625 5/23/	3,457
FHLM ARM 2.917 08/ 2B4503	3,273
TIME WARNER CAB 8.75 2/14	2,885
RIO OIL FIN VAR 1/6/ 1A	2,850
FNMA 4.50% 3/41 #AH6790	2,814
CAPITAL ONE 3.5% 6/23 WI	2,792
FHLM ARM 3.056 05/ 849327	2,729
BOSTON PRP 5.625 11/15/20	2,700
RBS GPR PLC 6.125 12/15/2	2,682
FHLM ARM 2.673 07/ 840353	2,675
FHR 2005-2957 VZ 5% 02/35	2,670
FNMA 20YR 4.5 10/3 AL4165	2,665
XEROX CORP 6.35% 5/15/18	2,635
FORD MTR CR LLC 5.875 8/2	2,621
VERIZON COMM 6.55 9/15/43	2,587
(Continued)

Current Value
DEBT SECURITIES	(in thousands)
FNMA ARM 2.877 5/4 AL8815	$2,519
BNP PARIBAS 4.25 10/15/24	2,503
FNMA ARM 9/43#AL4098	2,498
KINDER MORGAN 5.625 15	2,470
DIAMOND 1/2 FIN 4.42 61	2,455
SLM MEDIUM 8.45 6/15/18	2,397
FHLG 4.00 10/26 #G14585	2,339
FNMA 30YR 4.5% #AL9096	2,332
IL ST 5.665 03/01/18	2,302
WELLS FARGO BK 2.15 129	2,298
FNMA 30YR 4.5 04/4 AS7039	2,260
KINDER MORGAN 5.4% 9/1/44	2,248
TELECOM ITALIA CAP 7.175	2,243
FNMA 6.00% 3/34 #725229	2,217
FNR 2005-87 FB 1ML+50 5	2,206
HSBC HLDGS 6.5% 5/02/36	2,186
FNMA 30YR 4.5 10/4 AL6292	2,127
FNMA 30YR 4.5 01/4 AL7545	2,109
UNION PAC 07-3 6.176 1/2/	2,106
FNMA 20YR 4 11/01/ MA2455	2,084
FNMA 15YR 4% 05/27#AL5957	2,074
FNMA ARM 2.749 11/ AL8451	2,056
FHLG 30YR 4.5 12/4 G60384	2,047
FHL ARM 2.88 10/44#849505	2,035
FNMA 30YR 3.81 04/ 467786	2,034
BANK OF AMER MTN 7.625 6/	2,000
VULCAN MATERIAL 7.5 6/15/	1,913
FHLG 20YR 4.5 12/3 G30670	1,874
FED DEPT ST 6.9% 4/01/29	1,869
NJ TPK 7.102% 01/01/41	1,854
BHP BL VAR/6.75 10/1 14P	1,824
PETROLEOS MEXN 6.375 15	1,820
BNP PARIBS 4.375 9/2 14P	1,812
CEMEX FIN LLC 6 04/0 14X	1,798
FNMA 20YR 4% 03/34#MA1814	1,753
COX COMMUNICT 3.85 2/1/25	1,739
ZOETIS INC 4.5% 11/13/25	1,720
MYRIAD INT 5.5 7/21/ 1A	1,712
FNMA 7.00% 3/37 #888369	1,706
MYRIAD INT HLDGS 6 7 1A	1,704
WELLS FARGO & CO MTN 4.S	1,695
TRANSCANADA 5.625/VAR 5A	1,692
ROYAL BK SC 6% 12/19/23	1,686
LLOYDS BANK PLC 4.5 114	1,679
FNMA ARM 2.938 1/1 AL6377	1,658
HSBC HLDGS 6.5% 9/15/37	1,640
BARCLAYS PLC 4.375 9/11/2	1,635
REED ELSEVIE 3.125% 10/22	1,632
FHLG 5.50% 1/40 #G07074	1,592
IL ST TAXMUNI 5.1 6/01/33	1,591
(Continued)

Current Value
DEBT SECURITIES	(in thousands)
TELECOM ITAL 5.303 0 14M	$1,588
BANK ONE CAP III 8.75 9/1	1,572
FNMA 5.50% 6/33 #555531	1,569
ENEL FIN INTL 6 10/7 144A	1,539
DOMINION RES 5.75/VAR 1N	1,538
CEMEX SAB 5.7 01/11/ 1A	1,486
PETROLEOS MEX 4.25 01/I	1,448
FNMA ARM 3.575 3/4 AL6357	1,447
COX COMM 3.25 12/15/ 144	1,435
FNMA 20YR 4% 12/35#AS6382	1,429
FHLG 30YR 5.5 05/3 G07404	1,427
FNMA 20YR 4.00 12/ MA0587	1,416
CIGNA CORP 7.875% 5/15/27	1,413
IL ST 5.365 03/01/17	1,408
CIGNA 5.875% 3/15/41	1,406
FNMA 5.50 5/23 #889527	1,396
DOW CHEMICAL 9.4% 5/39	1,394
FNMA 30YR 4.5 09/4 AL7384	1,387
FHLG ARM 2.88 11/4 2B3527	1,347
MAY DEPT STORES 6.9 1/15/	1,333
PEMEX PRO FDG 6.625 6/15/	1,330
BURLINGTON NORTH SAN 4.1	1,305
FHLG ARM 2.91 10/4 2B3311	1,286
COX COM 9.375 1/15/1 144A	1,276
FNMA ARM 2.777% #AL6245	1,276
FNMA 20YR 4.5 01/3 AL4549	1,262
KINDER MORGAN MTN 6.5 9/0	1,261
DOW CHEMICAL 8.55% 5/19	1,260
BNSF RAILWAY CO 5.996 4/0	1,256
FNMA 20YR 4% 06/35#AL6932	1,249
FNMA 20YR 4% 10/32#AL4778	1,248
FNMA 5.50 10/23 #995405	1,230
FHLG 30YR 4.5 07/4 G07504	1,216
PETROBRAS INTL 5.375 1/27	1,198
AT&T CORP 8/8.5% 11/15/31	1,195
FHLG 30YR 4.5 01/4 G08568	1,189
WELLS FARGO 3ML+65 12/19	1,178
DIAMOND FN 1/2 5.45 15	1,166
FHLG 20YR 4 10/31 #C91402	1,165
MAY DEPT STR GLBL 6.65 7/	1,145
TIME WARNER MTN 8.25 4/1/	1,135
TELECOM ITALI 6.999 6/4/1	1,113
FNR 2010-123 WT 7% 11/40	1,105
ERP OPERAT LP 4.625 12/15	1,103
FHLM ARM 2.896 02/ 2B3797	1,092
ULTRAPAR INTL 5.25 1 14R	1,078
HSBC HLDGS PLC 6.8 6/01/3	1,075
AT&T INC 4.5% 03/09/48	1,063
FNMA ARM 07/42#AO7669	1,052
NORDSTROM GLB 6.25 1/18	1,047
(Continued)

Current Value
DEBT SECURITIES	(in thousands)
TIME WARNER CAB 6.75 6/15	$1,045
ACTAVIS FUNDING 3.45 03/2	1,014
FNMA 3.5 09/28#AL5931	971
21ST CENTY FOX 6.65 117	952
AT&T INC 5.65% 02/15/47	937
LLOYDS BANK PLC 4.65 03S	936
PEMEX 6.5% 03/13/27 144A	928
FNMA 5.50 3/24 #AE0467	919
HP ENTERPRISE CO VAR 10P	915
FHLG 30YR 4.5 11/4 G07596	914
FNMA 4.5 09/28#AL4147	910
ENEL FIN INTL6.8 9/1 144A	879
TELECOM ITALI 7.721 6/4/3	878
CCO LLC/CAPITL 4.908 07O	868
FNMA 20YR 4.5 01/3 MA0634	865
XEROX CORP 4.5% 5/15/21	857
CAPITAL ONE FIN 4.2 105	852
PETROLEOS MEX 5.625 1/2S	851
CEMEX SAB 6.125 05/0 14X	792
COMCAST CORP 6.3 11/15/17	781
TRANSCANADA TR 5.875/VAA	780
CCO LLC/CAPITL 6.484 10O	779
FNMA ARM 5.26 9/38 965097	777
FNMA 30YR 4.5 09/4 AL9407	775
AT&T INC 5.35% 9/01/40	769
FNMA 4.00 2/27 #AL2689	764
FHLG 6.00% 11/36 #G02385	736
TURLOCK 2.75 11/02/22	717
ERP OPER LP 3% 4/15/23	690
MACYS RETAIL HLDGS 7 2/15	686
21ST CENTY FOX 6.2 12/4	675
FNMA ARM 2.189 07/ AO7685	652
ACTAVIS FUNDING 3.8 035	650
FNMA 20YR 4.5 10/3 AL5861	643
PETROBRAS BV 4.375 05/2S	633
FNMA 20YR 4 06/34 #AS2666	594
FHLG 15YR 4% 12/26#G14668	591
KINDER MORGAN 4.3 6/1/25	591
FNMA ARM 2.181 04/ AL6208	589
FHLG 30YR 4.5 03/4 G07686	571
NJ TPK SER F 7.414 01/01/	542
FORD MTR CR LLC 4.25 9/20	540
HSBC HLDGS PLC 5.1 4/05/2	540
CEMEX SAB 6.5 12/10/ 14X	529
AT&T INC 4.75% 05/15/46	520
DOMINION RESOURCE STEP N	520
CAPITAL ONE FIN 4.75 7/15	513
PROVIDENT COMPA 7.25 3/15	512
FHLG 5.50% 1/35 #G01749	509
FHLM ARM 5.42 3/38 1Q1114	496
(Continued)

Current Value
DEBT SECURITIES
BANK OF AMERICA 5.625 7/0	$494
FNMA ARM 4.84 9/35 AL2084	492
FHLG 4.0 12/1/26 #G14678	484
CIGNA 4% 2/15/22	470
TELECOM ITALI 7.2 7/18/36	468
BANK AMER FDG 4.2 08/26/2	458
FNR 2008-16 AB 5.5% 12/37	453
PEMEX 6.875% 8/4/26 144A	448
CRH AMER 3.875 5/18/ 1A	432
REED ELSEVIER C 8.625 1/1	410
FNMA ARM 2.907 9/4 AT7040	378
FNMA 5.50% 6/40 #AE0607	353
CITIGROUP 4.05 7/30/22	336
UST BILL 0% 02/23/17	330
SLM MEDIUM 4.625 9/25/17	330
TIME WARNER CAB 4 9/01/21	318
COX COMMUN 2.95 6/23 144A	306
EXP-IMP BANK KOREA 4 1/11	300
FORD MTR CR LLC 5.75 2/01	274
FNMA ARM 5.36 10/3 995006	253
FNMA ARM 6/1/39 #AL1845	229
FEDERATED RTL 6.375 3/15/	185
FNMA 5.194 1/18 #745629	122
FHLG 6.00% 1/39 #G06932	115
FHLG 6.00% 2/39 #G06570	109
FNMA 6.50% 8/39 #AD0130	67
USTBILL 0% 03/16/17	30
FHLG 6.50% 2/38 #H09152	28
TOTAL DEBT SECURITIES	$354,412

OTHER INVESTMENTS:
CASH/CASH EQUIVALENTS	24,758
SELF DIRECTED BROKERAGE ACCOUNT	145,512
PARTICIPANT LOANS (INTEREST RANGING FROM 4.25% TO 10.02%
AND MATURITY DATES RANGING FROM JANUARY 2017 - JUNE 2044)	258,234
Total other investments	$428,504

TOTAL INVESTMENTS	$8,940,322

* Known party in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Administrator
Dated: June 21, 2017	By:	/S/ THOMAS E. ROOS
Thomas E. Roos Senior Vice President and Chief Accounting Officer